UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2025

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

    For the transition period from _____________ to ___________

Commission file number 001-15749

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bread Financial 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bread Financial Holdings, Inc.
3095 Loyalty Circle
Columbus, Ohio 43219

Bread Financial 401(k) Plan

Financial Statements and Supplemental Information
Years Ended December 31, 2025 and 2024

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee and
Plan Participants of the Bread Financial 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Bread Financial 401(k) Plan (the “Plan”) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in (1) Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and, (2) Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

We have served as the Plan’s auditor since at least 1996, but we are unable to determine the specific year.

Columbus, Ohio

June 10, 2026

BREAD FINANCIAL 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
Assets:
Investments at fair value	$1,057,952,000	$903,513,359
Cash	5,885	1,989
Receivable for employer contributions	18,073,854	17,534,407
Receivable for employee contributions	1,142,171	—
Notes receivable from participants, net of allowance for defaulted loans	12,234,564	11,045,172
Due from brokers	54,600	34,803
Total assets	1,089,463,074	932,129,730

Liabilities:
Due to brokers	7,908	143,086
Net assets available for benefits	$1,089,455,166	$931,986,644

See accompanying notes.

BREAD FINANCIAL 401(K) PLAN
STATEMENTS OF CHANGES IN THE NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2025	2024
Additions:
Investment income:
Net appreciation in fair value of investments	$147,984,259	$104,714,387
Interest and dividends	8,572,271	8,390,043
Total investment income	156,556,530	113,104,430

Interest on notes receivable from participants	1,044,874	960,383

Contributions:
Employer	30,079,695	29,435,691
Participants	40,368,008	39,020,124
Rollovers	5,061,129	5,963,961
Total contributions	75,508,832	74,419,776

Total additions	233,110,236	188,484,589

Deductions:
Distributions to participants	75,603,821	79,865,976
Administrative expenses	37,893	41,851
Total deductions	75,641,714	79,907,827

Net increase in net assets available for benefits	157,468,522	108,576,762

Net assets available for benefits:
Beginning of year	931,986,644	823,409,882

End of year	$1,089,455,166	$931,986,644

See accompanying notes.

1. Description of the plan

General

The Bread Financial 401(k) Plan (the “Plan”) is a defined contribution plan covering certain employees of Bread Financial Payments, Inc., a wholly-owned subsidiary of Bread Financial Holdings, Inc. (“BFH Securities”), and its affiliates (the “Employer”). Employees of the Employer that are 18 years of age, are generally eligible to participate immediately.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Trustee and recordkeeper

T. Rowe Price Trust Company (the “Trustee”), serves as the trustee and holds the Plan’s investments and T. Rowe Price Retirement Plan Services, Inc. provides recordkeeping services to the Plan.

Administration

Effective February 24, 2026, the Employer established the Investment Committee, which assumed responsibility for the general operation and administration of the Plan. Prior to the effective date, these responsibilities were performed by the Benefits Operations Committee.

Contributions

Employer’s Matching Contributions

The Employer matches 50% of the first 6% of eligible compensation contributed by a participant, calculated on a payroll period basis.

At the end of each Plan year, the Employer makes an additional true-up matching contribution, if necessary, so that the total matching contribution for the year equals the applicable match percentage on the participant’s eligible compensation and voluntary contributions for the Plan year. The annual eligible compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the “Code”). The annual eligible compensation limit for the Plan years ended December 31, 2025 and 2024 was $350,000 and $345,000, respectively.

Employer’s Safe Harbor Non-Elective Contributions

The Employer makes a safe harbor non-elective contribution equal to 3% of eligible annual compensation as of the end of the Plan year. The annual eligible compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Code.

Participant’s Voluntary Contributions

A participant may elect to make voluntary contributions of 1% to 85% of his or her annual eligible compensation. The participant may designate their voluntary contributions as tax-deferred, after-tax Roth, after-tax regular contributions, or any combination thereof. Tax-deferred and after-tax Roth contributions are limited to the maximum amount permitted under Section 402(g) of the Code, which was $23,500 and $23,000 for each of the Plan years ended December 31, 2025 and 2024, respectively. Regular after-tax contributions are limited by the Code based on total participant and Employer contributions to the participant. Sections 401(k)(3) and 401(m)(3) of the Code may limit the amount of voluntary contributions that participants are allowed to make.

For the Plan year ended December 31, 2025, participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up tax-deferred or after-tax Roth contributions, including higher catch-up limits for participants who are ages 60 to 63, all in accordance with applicable Code limits. For the Plan year ended December 31,

2024, participants who have attained age 50 before the end of the Plan year were eligible to make catch-up tax-deferred or after-tax Roth contributions in accordance with applicable Code limits.

A participant may also contribute amounts representing a distribution from another qualified defined contribution plan (rollover).

Investment options

The participant directs both their own and the Employer’s contributions into the investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan currently offers collective investment trusts, mutual funds, self-managed brokerage accounts, and the common stock of BFH Securities as investment options.

The Employer periodically reviews and may make changes to the investment alternatives available. If a participant makes no investment election, all contributions made into such participant’s account are invested in the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate Vanguard Fiduciary Trust Company Target Retirement target date trusts, which is determined based on the participant’s date of birth.

Participant accounts

The Plan credits each participant’s account with the participant’s voluntary contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Vesting

A participant is fully and immediately vested in any voluntary contributions, rollover contributions, Employer safe harbor non-elective contributions, and Employer safe harbor matching contributions made prior to December 31, 2023. Beginning January 1, 2023, the Employer’s matching contributions are on a three-year cliff vesting schedule, and each participant is credited with a year of vesting service for each Plan year that the participant is credited with at least 500 hours of service.

For all associates employed as of, or subsequent to, January 1, 2007, any employer discretionary profit sharing contributions that were previously provided vest on a three-year cliff vesting schedule. For all associates terminated prior to January 1, 2007, any employer discretionary profit sharing contributions that were previously provided were on a five-year cliff vesting schedule.

Payment of benefits

The full value of participants' accounts becomes payable upon retirement, disability, termination due to reduction in force, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable.

Distributions are generally made in the form of a lump-sum, partial distribution, or in the form of substantially equal installments over a fixed number of years that do not exceed the life expectancy of the participant or the joint life expectancy of the participant and his or her beneficiary. Those participants holding shares of BFH Securities will have the option to receive such amounts in whole shares of BFH Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or to an individual retirement account specified by the participant.

Terminated participants based on age are required to take minimum annual distributions in accordance with Section 401(a)(9) of the Code. Minimum annual distributions are also required for participants who are 5% owners (as defined in Section 416 of the Code).

In-service withdrawals

A participant may elect to withdraw an amount in cash from the participant’s after-tax regular account and their rollover account at any time.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant’s vested account balance.

A participant may request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account, with repayment generally made from payroll deductions. The borrowing is a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the month in which the loan occurs plus two percent. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.

Amounts allocated to participants withdrawn from the Plan

There were no amounts allocated, but not yet paid, to participants who have withdrawn from the Plan as of December 31, 2025 and 2024.

Forfeitures

The Plan may use forfeitures to reduce Employer contributions or pay Plan expenses if so elected. The Plan used forfeitures to reduce Employer contributions by $45,863 and $355,000 for the years ended December 31, 2025 and 2024, respectively. There were $0 and $60,393 of unused forfeitures as of December 31, 2025 and 2024, respectively.

Expenses

Administrative expenses are paid directly by the Employer except for expenses for expedited processing of participant loan or distribution proceeds which are charged to participants’ accounts and disclosed in the financial statements as administrative expenses. Brokerage fees, transfer taxes and other expenses incurred in connection with the investment of the Plan’s assets increase the cost of investments purchased or deducted from the proceeds of investments sold.

2. Summary of accounting policies

Basis of presentation

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Contributions

Participant contributions and related Employer matching contributions are recorded in the year in which the participant contributions are withheld from compensation. The Employer’s safe harbor non-elective contribution is recorded based on participant’s Plan year compensation paid during the Plan year.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities, such as pandemic or international conflict. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Net appreciation (depreciation) in fair value of investments

Net realized and unrealized appreciation (depreciation) is presented in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments.

Benefit payments

Benefits are recorded when paid.

Notes receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. An allowance for defaulted loans of $75,000 and $175,000 has been recorded as of December 31, 2025 and 2024, respectively, with the change recorded under distributions.

Investment valuation and income recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

3. Fair value measurements

Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include
•    quoted prices for similar assets and liabilities in active markets;
•    quoted prices for identical or similar assets or liabilities in inactive markets;
•    inputs other than quoted prices that are observable for the asset or liability; or
•    inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2025 and 2024.

Employer common stock: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Self-managed brokerage: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices and are classified within Level 1 of the valuation hierarchy.

Collective investment trusts: Valued at their respective Net Asset Value (“NAV”) as reported by such trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the trust will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the Galliard Stable Return Fund—one of the collective investment trusts in the Plan—the trust’s trustee may, at its sole discretion, impose a prior notice period of up to 12 months for any Employer-initiated withdrawal of assets. All other collective investment trusts held by the Plan do not impose such redemption restrictions. The Plan does not have any contractual obligations to further invest in these trusts. These investments are not classified within the valuation hierarchy, but presented for reconciliation purposes only.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2025 and 2024:

	Assets at fair value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual funds	$220,363,909	$—	$—	$220,363,909
Employer common stock	14,736,081	—	—	14,736,081
Self-managed brokerage	21,314,511	—	—	21,314,511
	$256,414,501	$—	$—	256,414,501
Collective investment trusts measured at net asset value				801,537,499
				$1,057,952,000

	Assets at fair value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$211,379,888	$—	$—	$211,379,888
Employer common stock	11,281,195	—	—	11,281,195
Self-managed brokerage	21,475,935	—	—	21,475,935
	$244,137,018	$—	$—	244,137,018
Collective investment trusts measured at net asset value				659,376,341
				$903,513,359

4. Tax status

The Plan sponsor adopted a non-standardized pre-approved plan document. The Internal Revenue Service (“IRS”) has determined and informed the pre-approved plan sponsor, by an opinion letter dated on August 19, 2020, that the pre-approved plan is designed in accordance with applicable sections of the Code. The Plan has not received a determination letter specific to the Plan itself. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires management responsible for the Plan to evaluate uncertain tax positions. The financial statement effect of a tax position is recognized when the position is more likely than not, based on the financial merits, to be sustained upon examination by the IRS. The Plan’s administrator has analyzed the tax positions, and has concluded that as of December 31, 2025 and 2024, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer also has the right at any time, by action of its board of directors, to terminate the Plan, subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

6. Parties-in-interest

The Plan, including holdings under the self-managed brokerage investment option, held $14,736,081 and $11,281,195 of BFH Securities common stock as of December 31, 2025 and 2024, respectively.

The Trustee of the Plan, their subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged investment expenses. Bread Financial Payments, Inc., which is a party-in-interest, provides certain administrative services to the Plan at no charge. The cost of providing these services constitutes exempt party-in-interest transactions under ERISA.

7. Prohibited transactions

During the year ended December 31, 2025, the Employer remitted certain employee deferrals and participant loan repayments to the Plan later than the time frame prescribed by the Department of Labor’s regulations regarding the timely remittance of participant contributions. These delinquent remittances constitute nonexempt prohibited transactions under ERISA. Plan management is in the process of correcting this delinquency, including remittance of any related lost earnings to the Plan.

8. Reconciliation of financial statements to Form 5500

The following is a reconciliation of benefit payments per the financial statements to Form 5500:

2025
Benefit payments per the financial statements	$75,603,821
Reserves for defaulted loans
As of December 31, 2025	(75,000)
As of December 31, 2024	175,000
Corrective distributions	(40,640)
Benefit payments per Form 5500	$75,663,181

Bread Financial 401(k) Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2025

Participant Contributions Transferred Late to Plan	Total That Constitutes Nonexempt Prohibited Transactions				Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
	$1,326,795
Check Here if Late Participant Loan Repayments are included:	Contributions Not Corrected		Contributions Corrected Outside VFCP	Corrections Pending Correction in VFCP
☑	$1,326,795	(1)
____________________________________
(1)Represents delinquent participant contributions from a 2025 payroll period. The Employer has transmitted the contributions to the Plan and is in the process of transmitting the related lost earnings to the Plan.

Bread Financial 401(k) Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost (1)	(e) Current Value
*	Bread Financial Holdings, Inc.	Employer common stock		$14,736,081
	Vanguard Fiduciary Trust Company Target Retirement Income Trust	Collective investment trust		8,811,230
	Vanguard Fiduciary Trust Company Target Retirement 2020 Trust	Collective investment trust		13,172,986
	Vanguard Fiduciary Trust Company Target Retirement 2025 Trust	Collective investment trust		51,360,683
	Vanguard Fiduciary Trust Company Target Retirement 2030 Trust	Collective investment trust		76,051,508
	Vanguard Fiduciary Trust Company Target Retirement 2035 Trust	Collective investment trust		118,630,532
	Vanguard Fiduciary Trust Company Target Retirement 2040 Trust	Collective investment trust		122,754,536
	Vanguard Fiduciary Trust Company Target Retirement 2045 Trust	Collective investment trust		108,799,189
	Vanguard Fiduciary Trust Company Target Retirement 2050 Trust	Collective investment trust		95,616,935
	Vanguard Fiduciary Trust Company Target Retirement 2055 Trust	Collective investment trust		64,732,542
	Vanguard Fiduciary Trust Company Target Retirement 2060 Trust	Collective investment trust		24,299,036
	Vanguard Fiduciary Trust Company Target Retirement 2065 Trust	Collective investment trust		7,026,598
	Vanguard Fiduciary Trust Company Target Retirement 2070 Trust	Collective investment trust		1,574,312
	Acadian All Country World ex US Equity Fund	Collective investment trust		16,537,601
	Columbia Trust Small Cap Value II Fund	Collective investment trust		13,443,446
	Galliard Stable Return Fund	Collective investment trust		25,512,606
	Jennison Growth Equity Fund	Collective investment trust		32,557,603
	TCW MetWest Total Return Bond	Collective investment trust		9,754,519
	Wasatch Core Growth CIT	Collective investment trust		10,901,637
	Dodge & Cox Stock Fund	Mutual fund		30,838,747
	Vanguard Extended Market Index Fund	Mutual fund		22,639,381
	Vanguard Institutional Index Fund	Mutual fund		118,278,367
	Vanguard Total Intl Stock Index Admiral Fund	Mutual fund		28,685,750
	Vanguard Total Bond Market Index Admiral Fund	Mutual fund		19,834,935
*	T. Rowe Price Government Money Fund	Mutual fund		86,729
*	Self-Managed Brokerage			21,314,511
*	Participant Loans	Interest rates of 5.25% - 10.50%, maturing through 2039	-	$12,234,564
____________________________________
*Represents a party-in-interest
(1)Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 10, 2026

BREAD FINANCIAL 401(K) PLAN

By: /s/ Brandy Sullivan
Brandy Sullivan
SVP, Chief People and Culture Officer

INDEX TO EXHIBITS

Exhibit No.	Description

* 23.01	Consent of Independent Registered Public Accounting Firm

* filed herewith